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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)*	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . 14.90
DOT HILL SYSTEMS CORP.

(Name of Issuer)
COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)
25848T109
(CUSIP Number)
DECEMBER 31, 2001

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            25848T109

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
JAMES L. LAMBERT No.:

2.	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP*	(b)	/ /

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5.	SOLE VOTING POWER
44,416(1)

		6.	SHARED VOTING POWER
1,407,072

		7.	SOLE DISPOSITIVE POWER
44,416(1)

		8.	SHARED DISPOSITIVE POWER
1,407,072

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,452,994(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
Not Applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.7%

12.	TYPE OF REPORTING PERSON*
IN (Individual)

(1)
Includes 43,084 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2001.

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.            25848T109

Item 1.

  (a)
  Name of Issuer:

      DOT HILL SYSTEMS CORP.

  (b)
  Address of Issuer's Principal Executive Offices:

      6305 EL CAMINO REAL
      CARLSBAD, CA 92009

Item 2.

  (a)
  Name of Person Filing:

      JAMES L. LAMBERT

  (b)
  Address of Principal Business Office or, if none, Residence:

      6305 EL CAMINO REAL
      CARLSBAD, CA 92009

  (c)
  Citizenship

      UNITED STATES OF AMERICA

  (d)
  Title of Class of Securities:

      COMMON STOCK, $.001 PAR VALUE PER SHARE

  (e)
  CUSIP Number:

      25848T109

Item 3.    If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

        NOT APPLICABLE

CUSIP No.            25848T109

Item 4.    Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:		1,452,994
(b)	Percent of Class:		5.7%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	44,416
	(ii)	Shared power to vote or to direct the vote:	1,407,072
	(iii)	Sole power to dispose or to direct the disposition of:	44,416
	(iv)	Shared power to dispose or to direct the disposition of:	1,407,072

Item 5.    Ownership of Five Percent or Less of a Class

        NOT APPLICABLE

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

        NOT APPLICABLE

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        NOT APPLICABLE

Item 8.    Identification and Classification of Members of the Group

        NOT APPLICABLE

Item 9.    Notice of Dissolution of a Group

        NOT APPLICABLE

Item 10.    Certification

        NOT APPLICABLE

CUSIP No.            25848T109

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002 Date
/s/ James L Lambert Signature
James L. Lambert Name/Title

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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